Amyris, inc.

5885 Hollis Street, Suite 100

Emeryville, CA 94608

January 4, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Special Counsel

Re:	Amyris, Inc.
Registration Statement on Form S-3
File No. 333-215318

Via EDGAR - Acceleration Request

Requested Date: January 6, 2017
Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Amyris, Inc. (the “Registrant”) hereby requests pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Faisal Rashid of Fenwick & West LLP at (650) 335-7822, or in his absence to Stephen Dobson, Senior Corporate Counsel of the Registrant at (510) 601-4674.

Sincerely,

AMYRIS, INC.

By:	/s/ John G. Melo
John G. Melo
President and Chief Executive Officer